First Silver Reserve Inc.



First Quarter Report 2003



Management's Discussion and Analysis of Financial Conditions and the Results of Operations

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

In the three month period ended March 31, 2003, First Silver Reserve Inc. produced 547,459 ounces of silver and 812 ounces of gold from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. Silver production was 24,767 ounces (4.33 %) lower and gold production was 85 ounces (9.5%) lower than in the first quarter of 2002. Total mill throughput for the period was 62,066 tonnes, as compared to 68,019 tonnes in first quarter of 2002. Production in January 2003 was reduced due a broken pion gear on one of two ball mills. The ball mill was placed back in operation in February, 2003. The mill head grade was 314 g/tonne silver and the mill recovery rate was 87.49% as compared to a grade of 307 g/tonne and a recovery rate of 85.36% in the first quarter of 2002.

Revenue for the period was US $2.88 million compared with US $2.53 million for the same period in 2002, reflecting the combination of lower production of silver and a higher realized price for silver in 2003. Net loss for the three months ending March 31 was US $0.016 million or ($0.00) per share compared with a net loss of US $0.35 million or ($0.01) per share for the same period in 2002.

Cost of sales were $2.37 million for the period, as compared to $2.28 million for the year earlier period. General and administrative expenses were $0.24 million for the period as compared to $0.25 million in the first quarter of 2002. Depreciation was $0.21 million for the period, as compared to $0.25 million in the year earlier period. Cash costs, net of gold credits, were $4.30 per ounce of silver in the first quarter of 2003, as compared to $3.97 per ounce of silver in the first quarter of 2002. Total costs, net of gold credits, were $4.65 per ounce of silver in the first quarter of 2003, as compared to $4.36 per ounce of silver in the first quarter of 2002. While costs increased only slightly, the 4.3% reduction in silver production in the first quarter of 2003 was responsible for the increased costs as expressed on a per ounce of silver basis.

Liquidity and Capital Resources

Working capital at March 31, 2003 was $0.30 million (comprised of cash of $0.44 million and accounts receivable, inventory and prepaid expenses of $1.61 million, less current liabilities of $1.75 million) as compared to a working capital of $0.28 million at December 31, 2002 (comprised of cash of $0.50 million and accounts receivable, inventory and prepaid expenses of $1.48 million, less current liabilities of $1.70 million).

During the period the Company issued 25,000 shares for cash proceeds of $0.013 million on the exercise of director and employee share purchase options. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2002 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. For the three months ending March 31, 2003, the average London afternoon price for silver was US$4.66 per ounce, as compared to US$4.49 in the prior year period.

If silver prices were to remain at current levels for a sustained period, the mine's viability could be affected, however, Management would endeavor to reduce costs and maintain the operation's viability. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Exploration

In the San Martin district, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. An April, 2003 report by Dr. Peter Megaw has recommended an aggressive minesite and regional exploration program to uncover the extensive exploration potential of the district.

To the west of the current mine workings lies the intersection of three mineralized faults (La Zuloaga, Rosario-Condesa and La Mancha), This area, termed "El Banco", remains a prime exploration target. To reach this area, the Company has developed a horizontal drift, which, by the end of 2002, has progressed 900 m and which has encountered two areas of economic mineralization (from 350 to 550 m and from 766 to 900 m). Recent drilling on the Ballenas level, just west of the vertical projection of the El Banco surface mineralization, has provided indications of more substantial mineralization lying above the Ballenas level. For 2003, mine staff have embarked on a $750,000 exploration program focused on the Zuloaga and Rosario-Condesa veins. This program, to be primarily funded by internally generated cash flow, includes 7,035 m of diamond drilling, 778 m of cross-cuts and 270 m of new direct headings on the Zuloaga vein to the west.

The completion of a new haulage adit will also improve mine access and ventilation. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 1,080 m have been developed. When completed, the adit will allow a second access to the mine for safety and improved ventilation and will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2002 due to limited funding. The Company intends to complete the adit in 2003.

First Silver Reserve Inc.

Consolidated Balance Sheets (Unaudited)

(expressed in U.S. dollars)

	March 31, 2003 $	December 31, 2002 $
Assets		
Current assets		
Cash and cash equivalents	440,265	497,277
Accounts receivable	795,546	784,888
Inventories	671,261	620,223
Prepaid expenses	139,330	81,689
	2,046,402	1,984,077
Resource assets	4,285,521	4,373,487
	6,331,923	6,357,564
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,003,690	891,426
Taxes payable	742,302	807,107
	1,745,992	1,698,533
Future income taxes	714,308	734,849
Other long-term liabilities	2,623,136	2,668,445
	5,083,436	5,101,827
Shareholders' Equity		
Share Capital	1,199,859	1,186,861
Cumulative Translation Gain (Loss)	(3,787)	-
Retained earnings	52,415	68,876
	1,248,487	1,255,737
	6,331,923	6,357,564

Interim Financial Statements (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the three months ended March 31, 2003 and 2002

(expressed in U.S. dollars)

	2003 $	2002 $
Revenue		
Sales	2,880,412	2,527,870
Other	4,474	5,742
	2,884,886	2,533,612
Cost and expenses		
Cost of sales	2,370,141	2,280,467
General and administrative	238,674	245,405
Depreciation and depletion	208,623	252,050
Foreign exchange (gain) loss	68,607	93,339
	2,886,045	2,871,261
(Loss) earnings before income taxes	(1,159)	(337,649)
Provision for (recovery of) future income taxes	15,302	12,884
(Loss) net earnings for the period	(16,461)	(350,533)
Retained earnings - Beginning of period	68,876	357,108
Retained earnings - End of period	52,415	6,575
Net (Loss) earnings per share	(0.0)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2002 and 2001

(expressed in U.S. dollars)

	2003 $	2002 $
Cash flows from operating activities		
(Loss) net earnings for the year	(16,461)	(350,533)
Items not affecting cash		
Depreciation and depletion	208,623	252,050
Cumulative translation gain (loss)	(3,787)	45,739
Future income taxes	(20,541)	99,962
	167,834	47,218
Changes in non-cash working capital items	(71,878)	61,728
	95,956	108,946
Cash flows from financing activities		
Issuance of share capital	12,998	62,236
(Decrease) Increase in long term debt	(45,309)	404,171
	(32,311)	466,407
Cash flows from investing activities		
Resource asset expenditures	(120,657)	409,540
	(120,657)	409,540
Increase (Decrease) in cash and short-term equivalents	(57,012)	165,813
Cash and short-term investments - Beginning of period	497,277	340,701
Cash and short-term investments - End of period	440,265	506,514

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Notes To Consolidated Statements

For the three months ended March 31, 2003

1 Basis of presentation

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Except as disclosed in note 2, the accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the two years ended December 31, 2002.

These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Accounting Changes

Foreign Currency Translation

On January 1, 2003 the Company changed its accounting policy for the translation of foreign currency as required by the Canadian Institute of Chartered Accountants Handbook section 1650. Under this new standard assets and liabilities are translated at the current rate, while income statement items are translated at the average rate for the period. Income Statement prior year comparative numbers have been restated at the average rate to ensure an accurate and fair presentation.

3 Capital stock

Authorized

100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance –December 31, 2002	37,671,921	$1,186,861
Issued upon exercise of share purchase options	25,000	$12,998
Balance – March 31, 2002	37,696,921	$1,199,859

Stock options outstanding

The following table summarizes information about the options at March 31, 2003 and the changes for the three months then ended:

	2003		2002	
	Number of shares	**Weighted average exercise price Cdn. $**	**Number of shares**	**Weighted average exercise price Cdn. $**
Options outstanding – Beginning of period	745,000	$0.57	1,530,000	$0.55
- Exercised during period	25,000	$0.82	350,000	$0.55
Options outstanding - End of period	720,000	$0.57	1,180,000	$0.55

CORPORATE INFORMATION

CORPORATE ADDRESS
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS
Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Lawrence D. Barr
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED
Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT
Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS
Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS
PricewaterhouseCoopersLLP
250 Howe Street
Vancouver, B.C.
V6C 3S7

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico